SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

United Mortgage Trust
(Name of Issuer)
UMT Holdings, L.P.
UMT Services, Inc.
United Mortgage Trust
Todd F. Etter
Hollis M. Greenlaw, Esq.
Christine “Cricket” Griffin
Timothy J. Kopacka
(Names of Persons Filing Statement)
Shares of Beneficial Interest, par value $.01 per share,
of United Mortgage Trust
(Title of Class of Securities)
911030104
(CUSIP Number of Class of Securities)
Hollis M. Greenlaw, Esq.
President
UMT Holdings, L.P.
1702 N. Collins Boulevard, Suite 100
Richardson, Texas 75080
(972) 889-7323
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)
Copies to:

Stephen I. Glover, Esq. Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 (202) 955-8500	Robert A. Hudson, Esq. Butzel Long, P.C. 150 West Jefferson, Suite 100 Detroit, Michigan 48226 (313) 225-7000	Greg R. Samuel, Esq. Haynes and Boone, LLP 901 Main Street, Suite 3100 Dallas, Texas 75202 (214) 651-5000
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$16,654
Form or Registration No.:	Form S-4 (File No. 333-128149)
Filing Party:	UMT Holdings, L.P.
Date Filed:	September 7, 2005

Introduction
     This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission on May 12, 2006, with respect to United Mortgage Trust, a Maryland real estate investment trust (“United Mortgage Trust”), and all of the outstanding shares of beneficial interest in United Mortgage Trust, par value $.01 per share, which are collectively referred to as the Subject Securities. This Schedule 13E-3 is being filed with the Commission by (1) UMT Holdings, L.P., a Delaware limited partnership (“UMT Holdings”), (2) UMT Services, Inc., a Delaware corporation and the general partner of UMT Holdings (“UMT Services”), (3) United Mortgage Trust, (4) Todd F. Etter, the Chairman of UMT Holdings, (5) Hollis M. Greenlaw, Esq., the President and Chief Executive Officer of UMT Holdings, (6) Christine “Cricket” Griffin, the President of United Mortgage Trust and Chairman of its Board of Trustees and (7) Timothy J. Kopacka, a limited partner of UMT Holdings. As of May 12, 2006, UMT Holdings owns no Subject Securities. UMT Holdings, UMT Services, United Mortgage Trust, Ms. Griffin and Messrs. Etter, Greenlaw and Kopacka are collectively referred to herein as the Filing Persons. This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated September 1, 2005, as amended February 1, 2006, by and among UMT Holdings, UMT Services and United Mortgage Trust (the “Agreement and Plan of Merger”) and to the merger of United Mortgage Trust with and into UMT Holdings contemplated thereby (the “Merger”). The Merger and the other transactions contemplated thereby are sometimes referred to herein as the “going private transaction.”
     Concurrently with the filing of this Schedule 13E-3, UMT Holdings is filing Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-128149) which contains a preliminary proxy statement/prospectus under Regulation 14A of the Securities Exchange Act of 1934, as amended, (the “Proxy Statement/Prospectus”) relating to a special meeting of the shareholders of United Mortgage Trust at which the shareholders of United Mortgage Trust will consider and vote upon, among other things, a proposal to approve and adopt the Agreement and Plan of Merger and approve the Merger. If the approval of the United Mortgage Trust shareholders is obtained (and the other conditions to the Merger are satisfied or, if applicable, waived), United Mortgage Trust will merge with and into UMT Holdings with UMT Holdings surviving the Merger, and holders of the Subject Securities will receive one Class A Senior Subordinated Debenture with a ten-year term (the “Class A Debentures”) in the principal amount of $20 issued by UMT Holdings in exchange for each outstanding Subject Security.
     A copy of the preliminary proxy statement/prospectus is filed herewith as Exhibit 99.1, and a copy of the Agreement and Plan of Merger, is included as Annex A thereto.
     UMT Holdings is responsible for all information contained in this Schedule 13E-3 concerning UMT Holdings and its subsidiaries. UMT Services is responsible for all information contained in this Schedule 13E-3 concerning UMT Services. United Mortgage Trust is responsible for all information contained in this Schedule 13E-3 concerning United Mortgage Trust. Each individual Filing Person is responsible for all information contained in this Schedule 13E-3 concerning such individual.
     In accordance with General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement/Prospectus, including the annexes thereto and the documents incorporated by reference therein, is incorporated herein by reference in response to each Item as set forth below, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement/Prospectus.
     In accordance with General Instruction G to Schedule 13E-3, the information contained in the Proxy Statement/Prospectus, including the annexes thereto and the documents incorporated by reference therein, is incorporated in its entirety herein by this reference.
Item 1.
Summary Term Sheet.
The information contained in the Proxy Statement/Prospectus under the caption “Summary — Questions and Answers about the Merger” is incorporated herein by this reference in response to this Item.
Item 2.
Subject Company Information.
(a) Name and Address. The subject company is United Mortgage Trust. The address and telephone number of its principal executive offices are: 1702 N. Collins Boulevard, Suite 100, Richardson, Texas 75080, (214) 237-9305.
(b) Securities. The number of shares of Subject Securities outstanding as presented in the Proxy Statement/Prospectus under the caption “Summary — Absence of Public Trading Market for United Mortgage Trust Shares of Beneficial Interest and for Class A Debentures” is incorporated herein by this reference in response to this Item.

(c) Trading market and price. There is no established trading market for the Subject Securities.
(d) Dividends. The information contained in the Proxy Statement/Prospectus under the caption “Summary — Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of United Mortgage Trust— Dividends Declared and Distributions Made” is incorporated herein by this reference in response to this Item.
(e) Prior public offerings. None of the Filing Persons has conducted an underwritten public offering of the Subject Securities for cash during the three years prior to the date of this filing.
(f) Prior stock purchases. United Mortgage Trust has repurchased Subject Securities as set forth below.

	Number of Shares	Range of	Average
Quarter Ending	Repurchased	Repurchase Price	Repurchase Price
June 30, 2004	44,056	$18.00-20.00	$19.89
September 30, 2004	67,018	18.00-20.00	19.92
December 31, 2004	55,326	18.00-20.00	19.83
March 31, 2005	50,394	18.00-20.00	19.96
June 30, 2005	48,286	18.00-20.00	19.92
September 30, 2005	56,595	18.00-20.00	19.70
December 31, 2005	—	—	—
March 31, 2006	20,640	18.00	18.00
In addition, United Mortgage Trust repurchased 3,482 shares of the Subject Securities in April 2006 at a price per share of $18.00.
The persons named in the table below purchased Subject Securities pursuant to the United Mortgage Trust dividend reinvestment plan (the “DRP”), except where purchases were made outside of the DRP as indicated below.

		Number of		Price
Name of Person	Quarter Ending	Shares Purchased		Per Share
Todd Etter	June 30, 2004	22.6335		$20.00
	September 30, 2004	21.1295		20.00
	December 31, 2004	20.5420		20.00
	March 31, 2005	20.9555		20.00
	June 30, 2005	21.3770		20.00
	September 30, 2005	19.9860		20.00
	December 31, 2005	19.4280		20.00
	March 31, 2006	19.7700		20.00

Hollis Greenlaw	June 30, 2004	44.8065		20.00
	September 30, 2004	41.8285		20.00
	December 31, 2004	40.6660		20.00
	March 31, 2005	41.4845		20.00
	June 30, 2005	42.3200		20.00
	September 30, 2005	39.5655		20.00
	December 31, 2005	38.4610		20.00
	March 31, 2006	39.1830		20.00

Timothy Kopacka (1)	June 30, 2004	271.8940		20.00
	September 30, 2004	355.9395	(2)	20.00
	December 31, 2004	248.8225		20.00
	March 31, 2005	253.8320		20.00
	June 30, 2005	202.0405		20.00
	September 30, 2005	333.5500	(3)	20.00
	December 31, 2005	431.2185	(4)	20.00
	March 31, 2006	207.6480	(5)	20.00

(1)	Shares presented for Mr. Kopacka include shares purchased pursuant to the DRP by a retirement account for the benefit of Mr. Kopacka.

(2)	Includes 100 shares purchased outside of the DRP.

(3)	Includes 250 shares purchased outside of the DRP.

(4)	Includes 350 shares purchased outside of the DRP.

(5)	Includes 125 shares purchased outside of the DRP.
In addition, on April 27, 2006, each of Mssrs. Etter and Greenlaw purchased 8.9410 and 13.1985 shares of the Subject Securities (including shares acquired by investment accounts for the benefit of such individuals), respectively, pursuant to the DRP.
None of UMT Holdings, UMT Services or Christine “Cricket” Griffin has purchased any Subject Securities during the two years prior to the date of this filing.
Item 3.
Identity and Background of Filing Person.
The business address and telephone number for UMT Holdings is 1702 N. Collins Boulevard, Suite 100, Richardson, Texas 75080, (972) 889-7323. United Mortgage Trust is the subject company, and its business address and telephone number is 1702 N. Collins Boulevard, Suite 100, Richardson, Texas 75080, (214) 237-9305.
The other information required under this Item with respect to the filing persons and to the persons specified in General Instruction C to Schedule 13E-3 is included under the captions “Business of UMT Holdings — General,” “Management of UMT Holdings — Directors and Executive Officers of the General Partner,” “Management of UMT Holdings — UMT Holdings Executive Officers and Key Personnel” and “Business of United Mortgage Trust — Trustees and Officers of United Mortgage Trust” in the Proxy Statement/Prospectus and is incorporated herein by this reference.
The business address and telephone number for each Trustee and executive officer of United Mortgage Trust is c/o United Mortgage Trust, 1702 N. Collins Boulevard, Suite 100, Richardson, Texas 75080, (214) 237-9305, and each such person is a citizen of the United States.
None of the filing persons nor any of the persons specified in General Instruction C to Schedule 13E-3 was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of such persons was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Item 4.
Terms of the Transaction.
(a) Material terms. The information contained in the Proxy Statement/Prospectus under the captions “Special Factors,” “The Merger Proposal—General Description of the Merger,” “Comparison of Rights of Holders of Shares of United Mortgage Trust Beneficial Interest and Holders of Class A Debentures” and “United States Federal Income Tax Consequences of the Merger” is incorporated herein by this reference in response to this Item.
(c) Different terms. Any shares of beneficial interest in United Mortgage Trust beneficially owned by the trustees and officers of United Mortgage Trust, UMT Holdings, UMT Services, the directors and executive officers of UMT Services or any other person or corporation controlling UMT Services will not be treated any differently in the going private transaction than shares of beneficial interest held by other shareholders.
(d) Appraisal rights. The information contained in the Proxy Statement/Prospectus under the caption “Appraisal Rights of United Mortgage Trust Shareholders” is incorporated herein by this reference in response to this Item.
(e) Provisions for unaffiliated security holders. None.

(f) Eligibility for listing or trading. The Class A Debentures will not be listed or admitted to trading on a securities exchange or quoted on an automated quotation system or other market. A public trading market for the Class A Debentures is not expected to develop.
Item 5.
Past Contacts, Transactions, Negotiations and Agreements.
(a) — (c), (e) The information contained in the Proxy Statement/Prospectus under the captions “Special Factors — Background of the Merger,” “Special Factors — Interests of Certain Persons in the Merger” and “Certain Relationships and Related Transactions” is incorporated herein by this reference in response to this Item.
Item 6.
Purposes of the Transaction and Plans or Proposals
(b) Use of securities acquired. The information contained in the Proxy Statement/Prospectus under the caption “The Merger Proposal — The Merger Agreement — Exchange of Shares; Treatment of Fractional Shares” is incorporated herein by this reference in response to this Item.
(c) Plans. The information contained in the Proxy Statement/Prospectus under the caption “Special Factors — Effects of the Going Private Transaction — Plans and Proposals” is incorporated herein by this reference in response to this Item. The additional information set forth below is responsive to the specified subsections of this Item 6(c).
(1)	The information contained in the Proxy Statement/Prospectus under the caption “The Merger Proposal” is incorporated herein by this reference in response to this Item

(2)	Not applicable.

(3)	The information contained in the Proxy Statement/Prospectus under the caption “Summary — Dividend Policy” is incorporated herein by this reference in response to this Item.

(4)	The information contained in the Proxy Statement/Prospectus under the caption “Management of UMT Holdings” is incorporated herein by this reference in response to this Item.

(5)	Upon completion of the Merger, the separate existence of United Mortgage Trust will cease, and UMT Holdings will continue as the surviving entity. The general partner of UMT Holdings will manage the combined company.

(6)-(8)	The information contained in the Proxy Statement/Prospectus under the caption “Special Factors — Effects of the Going Private Transaction — Listing and Registration; Reporting Obligations” is incorporated herein by this reference in response to these Items.
Item 7.
Purposes, Alternatives, Reasons and Effects
(a) Purposes. The information contained in the Proxy Statement/Prospectus under the caption “Special Factors — United Mortgage Trust’s Reasons for the Merger and Board of Trustees’ Recommendation—Purposes of the Merger” is incorporated herein by this reference in response to this Item.
(b) Alternatives. The information contained in the Proxy Statement/Prospectus under the caption “Special Factors — Background of the Merger” is incorporated herein by this reference in response to this Item.
(c) Reasons. The information contained in the Proxy Statement/Prospectus under the captions “Special Factors — UMT Holdings’ Reasons for the Merger” and “Special Factors — United Mortgage Trust’s Reasons for the Merger and Board of Trustees’ Recommendation” is incorporated herein by this reference in response to this Item.
(d) Effects. The information contained in the Proxy Statement/Prospectus under the captions “Special Factors — Effects of the Going Private Transaction,” “Comparison of Rights of Holders of Shares of United Mortgage Trust Beneficial Interest and Holders of Class A Debentures;” “Appraisal Rights of United Mortgage Trust Shareholders” and “United States Federal Income Tax Consequences of the Merger” is incorporated herein by this reference in response to this Item.
Item 8.

Fairness of the Transaction.
(a) — (b) For the reasons and factors set forth in the Proxy Statement/Prospectus under the caption “Special Factors — United Mortgage Trust’s Reasons for the Merger and Board of Trustees’ Recommendation,” including, without limitation, the opinion of Southwest Securities, Inc., as described under the caption “Special Factors — Opinion of United Mortgage Trust’s Financial Advisor,” each of the Filing Persons believes that the going private transaction is fair to unaffiliated holders of the Subject Securities.
(c) Approval of security holders. The information contained in the Proxy Statement/Prospectus under the caption “Summary — Questions and Answers about the Merger—What vote is required by United Mortgage Trust shareholders to approve the merger and the amendments to the declaration of trust?” is incorporated herein by this reference in response to this Item.
(d) Unaffiliated representative. A majority of trustees who are not employees of United Mortgage Trust has not retained an unaffiliated representative to act solely on behalf of unaffiliated securities holders. A majority of trustees who are not employees of United Mortgage Trust has retained Southwest Securities to prepare a report concerning the fairness of the going private transaction to unaffiliated shareholders. The opinion of Southwest Securities is included as Annex B to the Proxy Statement/Prospectus.
(e) Approval of directors. The information contained in the Proxy Statement/Prospectus under the caption “Special Factors — United Mortgage Trust’s Reasons for the Merger and the Board of Trustees’ Recommendation” is incorporated herein by this reference in response to this Item.
(f) Other Offers. None.
Item 9.
Reports, Opinions, Appraisals and Certain Negotiations.
(a) — (b) The information contained in the Proxy Statement/Prospectus under the caption “Special Factors — Opinion of United Mortgage Trust’s Financial Advisor” is incorporated herein by this reference in response to these Items.
(c) Availability of documents. The Opinion of Southwest Securities, Inc., is included as Annex B to the Proxy Statement/Prospectus which is filed with this Schedule 13E-3 as Exhibit 99.1. The opinion will also be made available for inspection and copying at the principal executive offices of United Mortgage Trust during its regular business hours by any interested equity security holder of United Mortgage Trust or such holders’ representative who has been so designated in writing.
Item 10.
Sources and Amounts of Funds or Other Consideration.
(a) Source of Funds. The information contained in the Proxy Statement/Prospectus under the caption “The Merger Proposal — General Description of the Merger” is incorporated herein by this reference in response to these Items.
(b) Conditions. The information contained in the Proxy Statement/Prospectus under the caption “The Merger Proposal — Conditions to the Completion of the Merger” is incorporated herein by this reference in response to this Item.
(c) Expenses. The information contained in the Proxy Statement/Prospectus under the caption “Special Factors — Expenses of the Merger” is incorporated herein by this reference in response to this Item.
(d) The information contained in the Proxy Statement/Prospectus under the caption “The Merger Proposal — General Description of the Merger” and “Description of Class A Debentures” is incorporated herein by this reference in response to this Item..
Item 11.
Interest in Securities of the Subject Company.
(a) Securities ownership. As of May 1, 2006, neither UMT Holdings nor UMT Services beneficially owns any Subject Securities, and Timothy Kopacka beneficially owns 14,038.8140 shares, or 0.20% of the outstanding Subject Securities. United Mortgage Trust holds 816,971 shares of beneficial interest as treasury stock as of May 1, 2006. In addition, the information contained in the Proxy Statement/Prospectus under the caption “Special Factors — Ownership of Shares of Beneficial Interest in United Mortgage Trust” is incorporated herein by this reference in response to this Item.

(b) Securities transactions. None of the Filing Persons or any person identified in General Instruction C to Schedule 13E-3 have effected any transactions in the Subject Securities within the 60 days prior to the date of this filing except as described below.
The persons named in the table below purchased Subject Securities pursuant to the DRP, except where purchases were made outside of the DRP as indicated below.

		Number of Shares		Price
Name of Person	Date	Purchased/Sold		Per Share
Todd Etter	March 30, 2005	6.6285		20.00
	April 13, 2006	389.6819	(1)	—
	April 27, 2006	8.9410	(2)	20.00

Douglas R. Evans (3)	March 30, 2005	1.8035		20.00
	April 27, 2006	1.8410		20.00

Hollis Greenlaw	March 30, 2005	13.1220		20.00
	April 27, 2006	13.1985		20.00

Timothy Kopacka	March 30, 2005	27.7100	(4)	20.00

(1)	Represents shares distributed to a trust established for the benefit of Mr. Etter by a profit sharing plan in which Mr. Etter participated.

(2)	Includes shares purchased pursuant to the DRP by a trust established for the benefit of Mr. Etter.

(3)	Represents shares purchased by Mr. Evans’s spouse pursuant to the DRP.

(4)	Represents shares purchased pursuant to the DRP by a retirement account for the benefit of Mr. Kopacka.
In addition, United Mortgage Trust has repurchased 8,214 shares of the Subject Securities within the past 60 days pursuant to the United Mortgage Trust share redemption plan.
Item 12.
The Solicitation or Recommendation
(d) Intent to tender and vote in a going-private transaction. The information contained in the Proxy Statement/Prospectus under the caption “Special Factors — Effect of the Going Private Transaction — Effect on Affiliates” is incorporated herein by this reference in response to this Item. In addition, for the reasons discussed under “Special Factors — United Mortgage Trust’s Reasons for the Merger and Board of Trustees’ Recommendation,” each of the trustees of the United Mortgage Trust Board of Trustees has informed the Filing Persons that he or she intends to vote to approve the merger and the amendments to United Mortgage Trust’s Declaration of Trust and to exchange his or her shares for Class A Debentures.
(e) Recommendations of others. The information contained in the Proxy Statement/Prospectus under the captions “Special Factors — United Mortgage Trust’s Reasons for the Merger and Board of Trustees’ Recommendation” and “The United Mortgage Trust Special Meeting — Board of Trustees Recommendation” is incorporated herein by this reference in response to this Item
Item 13.
Financial Information
(a) — (b) The information contained in the Proxy Statement/Prospectus under the captions “Unaudited Pro Forma Financial Information of UMT Holdings” and “Unaudited Comparative Per Share Data” as well as the consolidated financial statements of United Mortgage Trust as of and for the years ended December 31, 2005, 2004 and 2003 included in the Proxy Statement/Prospectus is incorporated herein by reference in response to this Item.
     The ratio of earnings to fixed charges for United Mortgage Trust for each of the years ended December 31, 2004 and 2005 is as follows:

	2004	2005
Ratio of earnings to fixed charges	53.7	20.6
     The ratio of earnings to fixed charges was calculated by dividing the sum of fixed charges into the sum of earnings from operations plus fixed charges. Fixed charges consist of interest expense.
Item 14.
Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or recommendations. The information contained in the Proxy Statement/Prospectus under the caption “The United Mortgage Trust Special Meeting — Expenses of Solicitation” is incorporated herein by this reference in response to this Item.
(b) Employees and Corporate Assets. None.

Item 15.
Additional information.
The information contained in the Proxy Statement/Prospectus is incorporated herein by this reference in response to this Item.
Item 16.
Exhibits.
(a) The Proxy Statement/Prospectus of UMT Holdings and United Mortgage Trust, including the annexes thereto and the documents incorporated by reference therein, is filed with this Schedule 13E-3 as Exhibit 99.1.
(b) None.
(c)(1) The Opinion of Southwest Securities, Inc., is included as Annex B to the Proxy Statement/Prospectus which is filed with this Schedule 13E-3 as Exhibit 99.1.
(c)(2) The presentation by Southwest Securities, Inc., to the Special Committee of Independent Trustees of United Mortgage Trust on September 1, 2005, is incorporated herein by reference to Exhibit 99.2 to Amendment No. 1 to this Schedule 13E-3 filed on October 28, 2005.
(d) The Agreement and Plan of Merger is included as Annex A to the preliminary Proxy Statement/Prospectus of UMT Holdings and United Mortgage Trust, which is filed with this Schedule 13E-3 as Exhibit 99.1.
(f) The Maryland Appraisal Rights Statutes is included as Annex E to the preliminary Proxy Statement/Prospectus of UMT Holdings and United Mortgage Trust, which is filed with this Schedule 13E-3 as Exhibit 99.1.
(g) None.

     After due inquiry and to their best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
     Dated: May 12, 2006

UMT HOLDINGS, L.P.

By:		UMT Services, Inc. its sole general partner

	By:	/s/ Hollis Greenlaw

Name: Hollis Greenlaw Title: President

UMT SERVICES, INC.

By:		/s/ Hollis Greenlaw
Name: Hollis Greenlaw Title: President

UNITED MORTGAGE TRUST

By:		/s/ Christine “Cricket” Griffin

Name: Christine “Cricket” Griffin Title: President

/s/ Todd Etter

Todd Etter

/s/ Hollis M. Greenlaw

Hollis M. Greenlaw

/s/ Christine “Cricket” Griffin

Christine “Cricket” Griffin

/s/ Timothy J. Kopacka

Timothy J. Kopacka

EXHIBIT INDEX

Exhibit
No.
99.1	Preliminary proxy statement/prospectus of UMT Holdings, L.P., and United Mortgage Trust, including the annexes thereto (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-128149) filed by UMT Holdings on May 12, 2006)